Tembec Inc. C.P. 5000 Témiscaming (Québec) Canada J0Z 3R0
PRESS RELEASE

Source:	Tembec Inc.

Contacts:	Michel J. Dumas	Pierre Brien
	Executive Vice President,	Vice President,
	Finance & CFO	Communications & Public Affairs
	Tel: 819-627-4268	Tel: 819-627-4387
	E-mail:michel.dumas@tembec.com	E-mail:pierre.brien@tembec.com

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS FOURTH QUARTER AND YEAR ENDED SEPTEMBER 30, 2006

Montreal, Quebec, November 22, 2006: Consolidated sales for the fourth quarter ended September 30, 2006 were $863.0 million, up from $816.8 million in the comparable period last year. The Company generated a net loss of $54.5 million or $0.64 per share compared to a net loss of $134.9 million or $1.58 per share in the corresponding quarter ended September 24, 2005, and a net loss of $6.6 million or $0.08 per share in the previous quarter. Earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses (EBITDA) was $30.2 million, as compared to negative EBITDA of $7.5 million a year ago and up from EBITDA of $21.2 million in the prior quarter.

The September 2006 quarterly financial results include an after-tax gain of $5.9 million or $0.07 per share relating to the gain on translation of foreign debt. After adjusting for this item and certain other items, the Company would have generated a net loss of $46.5 million or $0.55 per share. This compares to a net loss of $128.2 million or $1.50 per share in the corresponding quarter ended September 24, 2005 and a net loss of $55.6 million or $0.65 per share in the previous quarter. The impact of specific items on the Company’s financial performance is discussed further in the Management Discussion and Analysis (MD&A) of its financial results.

For the fiscal year ended September 30, 2006, sales were $3.3 billion as compared to $3.5 billion in the prior year. The Company generated a net loss of $304.2 million or $3.55 per share compared to a net loss of $304.3 million or $3.55 per share in fiscal 2005. EBITDA increased to $23.3 million from $1.9 million a year ago.

The fiscal 2006 annual financial results include an after-tax gain of $53.5 million or $0.62 per share on the translation of its US $ denominated debt and an after-tax loss of $128.9 million or $1.50 per share related to unusual items. After adjusting for these items and certain other items, the Company would have generated a net loss of $306.1 million or $3.57 per share. This compares to a net loss of $324.0 million or $3.78 per share in the prior year.

Business Segment Results

The Forest Products segment generated negative EBITDA of $1.5 million on sales of $253.6 million. This compares to EBITDA of $0.1 million on sales of $271.1 million in the prior quarter. The sales decrease of $17.5 million was caused by lower volumes and selling prices for SPF lumber. US $ reference prices for random lumber decreased by approximately US $35 per mfbm while stud lumber decreased by US $56 per mfbm. Currency was not a factor as the Canadian $ averaged US $0.892, relatively unchanged from US $0.890 in the prior quarter. The net effect was a decrease in EBITDA of $11.4 million or $32 per mfbm. The lower prices were partially offset by lower timber costs for SPF lumber sawmills. During the quarter, countervailing and antidumping duties totalled $8.4 million, compared to $9.5 million in the prior quarter. Since May 2002, the Company has incurred $345.3 million of duties.

The Pulp segment generated EBITDA of $21.8 million on sales of $394.2 million for the quarter ended September 2006 compared to EBITDA of $14.1 million on sales of $388.1 million in the June 2006 quarter. The $6.1 million increase in sales was driven by higher selling prices for all grades of pulp partially offset by lower shipments of kraft pulp. The lower volume is due to the indefinite closure of the Smooth Rock Falls, Ontario, NBSK pulp mill in late July, which reduced shipments by 19,200 tonnes. US $ reference prices increased for all grades of pulp. Currency was not a factor as the Canadian $ averaged US $0.890 in the prior quarter. The net price effect was an increase of $37 per tonne, increasing EBITDA by $21.0 million. Higher manufacturing costs partially offset the higher revenues. The Company incurred $3.6 million of non-recurring costs in relation to the idling of the Smooth Rock Falls pulp mill. In addition to the 35,000 tonnes of lost production at the Smooth Rock Falls facility, the Company incurred 12,100 tonnes of downtime at its other pulp mills in the September 2006 quarter. This compares to 11,200 tonnes of downtime in the prior quarter.

The Paper segment generated EBITDA of $7.8 million on sales of $235.3 million. This compares to EBITDA of $5.1 million on sales of $220.5 million in the prior quarter. Sales increased by $14.8 million primarily as a result of higher shipments. US $ reference prices for newsprint and coated bleached board improved by US $5 per tonne and US $23 per short ton respectively while coated papers experienced a decline of US $32 per short ton. Currency was not a factor as the Canadian $ averaged US $0.892, relatively unchanged from US $0.890 in the prior quarter. The net price effect was an increase of $10 per tonne, increasing EBITDA by $2.7 million. Manufacturing costs were relatively unchanged from those of the prior quarter. Total downtime in the September quarter was 1,400 tonnes, up from 1,200 tonnes in the prior quarter.

Other items

During the quarter, the Canadian and US governments finalized the agreement to govern the flow of Canadian softwood lumber into the US. The agreement came into effect on October 12, 2006. As part of the agreement, the Company received US $242 million on October 30, 2006. The amount received by the Company corresponds to approximately 82% of the total amount of deposited lumber export duties, including accrued interest, and represents substantially all of the monies the Company expects to receive as reimbursement of previously deposited duties.

While the aforementioned duty refund has significantly improved the Company’s overall liquidity position, the Company continues with various initiatives to generate additional liquidity.

The Board of Directors of Tembec has appointed Mr. Guy Dufresne as Chairman of the Board. The appointment will become effective on February 1, 2007, immediately prior to the Company’s Annual and Special Meeting of Shareholders. Mr. Dufresne has recently stepped down from the position of President and Chief Executive Officer of Québec Cartier Mining Company and has previously held senior management positions within the forest products industry. Mr. Dufresne will succeed Mr. Gordon Lackenbauer who will remain a Director. The Board of Directors wishes to thank Mr. Lackenbauer for his leadership and dedication during his term as Chairman.

Outlook

The improved operating results were driven by higher pricing in the pulp and paper businesses. Strong demand for pulp is expected to continue. The operating rates for newsprint remain high, however, the continued downward trend in demand is a concern. The lumber markets have softened due to lower demand for housing in the United States, which has depressed prices. Going forward, we do not anticipate any significant currency relief as the Canadian $ continues to trade in the US $0.87 -$0.90 range. The primary challenges faced by the industry are the strength of the Canadian $ and higher chemical, energy and wood costs, particularly in Eastern Canada. These issues are being addressed as part of the Company’s recovery plan. While the recent softwood lumber agreement does not represent an optimal outcome for Canadian lumber manufacturers, it has replenished the Company’s liquidity. Our efforts will now turn to ensuring we optimize our operations given the new lumber export taxes and quotas.

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 9,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “anticipate”, “estimate”, “expect” and “project” or variations of such words. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities in Canada and the United States. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.